UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2020

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	June 15, 2020	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

2

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

VOLUNTARY ANNOUNCEMENT

ENTERING INTO

THE COOPERATION FRAMEWORK AGREEMENT FOR

THE JOINT ESTABLISHMENT OF SANYA INTERNATIONAL

AIRLINES CO., LTD.

WITH A CONNECTED PERSON AND THIRD PARTIES

This is a voluntary announcement made by China Eastern Airlines Corporation Limited (the “Company”).

In order to seize the opportunity of the establishment of a pilot free trade zone and a free trade port with Chinese characteristics and the construction of an international tourism consumption hub in Hainan, and to give full play to the unique advantages of air transportation, the Company, Hainan Communications Investment Holdings Co., Ltd. ( 海南省交通投資控股有限公司 ) (“Hainan Communications”), Sanya Development Holdings Co., Ltd. ( 三亞發展控股有限公司 ) (“Sanya Development”), Juneyao Airlines Co., Ltd. ( 上海吉祥航空股份有限公司 ) (“Juneyao Airlines”) and Ctrip Travel Network Technology (Shanghai) Co., Ltd. ( 攜程旅遊網絡技術 ( 上海 ) 有限公司 ) (“Ctrip Travel Network Technology”) (collectively, the “Transaction Parties”, and each, a “Transaction Party”) intend to jointly establish “Sanya International Airlines Co., Ltd.” (tentative name, subject to the pre-approval registration of the name) (“Sanya International Airlines”), being a subsidiary controlled by the Company, in Hainan. To this end, upon friendly negotiations, the Transaction Parties have decided to actively promote this project and entered into the Cooperation Framework Agreement for the Joint Establishment of Sanya International Airlines Co., Ltd. (the “Cooperation Framework Agreement”).

The Cooperation Framework Agreement is the result of negotiations on cooperation intentions and cooperation principles. The Company expects that the promotion and implementation of the specific cooperation project under the Cooperation Framework Agreement will have a positive impact on the future business development of the Company. The details of the cooperation project under the framework agreement are subject to further negotiations and agreement among the Company and the Transaction Parties pursuant to the procedures stipulated by relevant laws and regulations, and may be adjusted or improved. The Cooperation Framework Agreement is the guidance document for the cooperation among the Company and other Transaction Parties and is a framework and intentional agreement of the cooperation intentions and cooperation principles of the parties. The underlying cooperation or specific cooperation matters such as the relevant cooperation arrangement and rights and obligations stipulated under the Cooperation Framework Agreement are subject to further negotiations and agreement among the parties, and may be adjusted or improved. The implementation of the specific cooperation project under the Cooperation Framework Agreement is subject to the approval of the board of directors and general meeting (if necessary) of the Transaction Parties and relevant governmental regulatory authorities.

Juneyao Airlines is entitled to exercise or control the exercise of 10% or more of the voting power at the general meeting of the Company, and is therefore a substantial shareholder of the Company. Pursuant to Chapter 14A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”), Juneyao Airlines is a connected person of the Company, and the entering into a binding formal agreement (if any) for the specific cooperation project under the Cooperation Framework Agreement in the future will constitute a connected transaction of the Company. Upon the further determination of the specific cooperation matters, the Company will promptly proceed with the relevant approval procedures at the meeting of the board of directors and general meeting (if necessary) and disclose the relevant information in accordance with the relevant requirements of the Hong Kong Listing Rules and the articles of association of the Company. In the past 12 months, no connected transaction of the same or related nature has been entered into between the Company and Juneyao Airlines, or with other connected persons.

The Company and all members of the board of directors confirm that the information contained in this announcement is true, accurate and complete, and no misrepresentations, misleading statements or material omissions are contained herein.

I.	GENERAL INFORMATION ON THE COOPERATION FRAMEWORK AGREEMENT

On 13 June 2020, the Company entered into the Cooperation Framework Agreement with Hainan Communications, Sanya Development, Juneyao Airlines and Ctrip Travel Network Technology in Haikou with the intention of jointly contributing capital for the establishment of Sanya International Airlines. The registered capital of Sanya International Airlines will be RMB3 billion to RMB6 billion, of which the Company, Hainan Communications, Sanya Development, Juneyao Airlines and Ctrip Travel Network Technology shall account for 51%, 10%, 10%, 15% and 14%, respectively.

Juneyao Airlines is entitled to exercise or control the exercise of more than 10% of the voting power at the general meeting of the Company, and is therefore a substantial shareholder of the Company. Pursuant to Chapter 14A of the Hong Kong Listing Rules, Juneyao Airlines is a connected person of the Company, and the entering into a binding formal agreement (if any) for the specific cooperation project under the Cooperation Framework Agreement in the future will constitute a connected transaction of the Company.

In the past 12 months, no connected transaction of the same or related nature has been entered into between the Company and Juneyao Airlines, or with other connected persons.

II.	GENERAL INFORMATION AND BACKGROUND OF THE TRANSACTION PARTIES TO THE COOPERATION FRAMEWORK AGREEMENT

Hainan Communications was established on 17 August 2011 with a registered capital of RMB2 billion. Its legal representative is Huang Xinghai ( 黃 興 海 ) and its registered address is 6/F, Nongxin Building, Hainan Building, 5 Guoxing Avenue, Meilan District, Haikou, Hainan Province ( 海南省海口市美蘭區國興大道 5 號海南大廈農信樓 6 樓 ). Hainan Communications is a wholly state-owned company contributed by the Hainan Provincial Department of Transportation on behalf of the Government of Hainan Province, and is mainly responsible for the investment and financing of key transportation infrastructure projects in Hainan Province, the consolidation and accounting of industry assets and resources of the transportation system in Hainan Province.

Sanya Development was established on 19 February 2019 with a registered capital of RMB2 billion. Its legal representative is Yang Yonghong ( 楊永紅) and its registered address is Room 309, 3/F, Block B (Building 2), International Wellness Resort Center Hotel, International Passenger Port Area, Sanya Bay Road, Tianya District, Sanya, Hainan Province ( 海 南 省 三亞市天涯區三亞灣路國際客運港區國際養生度假中心酒店 B 座 (2 號樓 )3 樓 309 室 ). Sanya Development is a wholly state-owned company approved and contributed by the Sanya Municipal People’s Government. It is a platform for the investment and operation of state- owned capital with a focus on the financial industry, and its principal business includes industrial investment, equity investment, asset management, financial services, trading platforms, establishment and management of investment funds, equity operation of various financial special funds and state-owned natural resources, capital operation, various types of financing guarantees, small loans, land consolidation and development, industrial investment and operation, etc.

Juneyao Airlines is a connected person of the Company. Juneyao Airlines was established on 23 March 2006 with a registered capital of RMB1.966 billion. Its legal representative is Wang Junjin ( 王 均 金 ) and its registered address is 8 Kangqiao East Road, China (Shanghai) Pilot Free Trade Zone ( 中國 ( 上海 ) 自由貿易試驗區康橋東路 8 號 ). Juneyao Airlines officially commenced operation in September 2006. Its principal business is air passenger and cargo transportation, and its business scope covers domestic (including Hong Kong, Macao and Taiwan) air passenger and cargo transportation, international air passenger and cargo transportation, air catering, etc. The controlling shareholder of Juneyao Airlines is Shanghai Juneyao (Group) Co., Ltd. ( 上海均瑤 ( 集團 ) 有限公司 ) and its de facto controller is Wang Junjin ( 王 均 金 ). According to the 2019 annual report of Juneyao Airlines, Juneyao Airlines operated 70 units of A320 series aircraft and over 210 domestic, international and regional (i.e. Hong Kong, Macao and Taiwan) routes, most of which depart from the Shanghai operation base, with 1,952 flights per week. In 2019, individual passenger transportation capacity of Juneyao Airlines exceeded 17.241 million and registered frequent flyer members of Juneyao Airlines reached 11.2267 million. As at the end of 2019, the audited total assets of Juneyao Airlines amounted to RMB33,138 million and net assets amounted to RMB12,944 million. In 2019, the audited operation revenue of Juneyao Airlines amounted to RMB16,749 million and net profit amounted to RMB1,012 million.

Ctrip Travel Network Technology was established on 14 April 2005 with a registered capital of US$10 million. Its legal representative is Fan Min ( 范 敏 ) and its registered address is Room 801, Building 12, 968 Jinzhong Road, Changning District, Shanghai ( 上海市長寧區金鐘 路 968 號 12 號 樓 801 室 ). It is a wholly-owned subsidiary of Ctrip Investment (Shanghai) Co., Ltd. ( 攜程投資 ( 上海 ) 有限公司 ) and its de facto controller is Trip.com Group Ltd. Its principal business includes the development of computer software and hardware technologies and system integration, technology consulting, market consulting, investment consulting, information services, etc.

III.	MAIN CONTENTS OF THE COOPERATION FRAMEWORK AGREEMENT

1.	Name of the joint venture: Sanya International Airlines Co., Ltd. (tentative name, subject to the pre-approval registration of the name);

2.	Place of registration: Sanya, Hainan Province;

3.	Main operating base: Sanya Phoenix International Airport and the second airport in Sanya under construction;

4.	Registered capital: The registered capital of Sanya International Airlines shall be reasonably determined from RMB3 billion to RMB6 billion;

5.

Shareholding: Each Transaction Party shall be entitled to shareholders’ rights and assume shareholders’ obligations according to its respective shareholding, of which the Company, Hainan Communications, Sanya Development, Juneyao Airlines and Ctrip Travel Network Technology shall account for 51%, 10%, 10%, 15% and 14%, respectively;

6.

Method of capital contribution: Each Transaction Party shall contribute relevant resources that are beneficial to the development of Sanya International Airlines as its respective capital contribution (including but not limited to cash, aircraft and other types of physical assets), of which the in-kind contribution shall be valued by way of asset evaluation;

7.

Conditions precedent: The Cooperation Framework Agreement constitutes all agreements among the Transaction Parties, and unless otherwise provided in the Cooperation Framework Agreement, there is no other verbal, written, implied or other agreement relating to this project among the Transaction Parties. The Cooperation Framework Agreement is prepared in ten copies, and each Transaction Party holds two copies. The Cooperation Framework Agreement shall take effect upon signing and sealing with official chops or special chops for contractual uses by the legal representatives or authorized representatives of the Transaction Parties.

IV.	IMPACT ON THE LISTED COMPANY

Hainan is rich in tourism resources. As the construction of an international tourism consumption hub in Hainan further advances, the tourism market of Hainan is expected to further develop in the future, and its geographic location has determined that air transportation is the main means for tourists to travel to Hainan. In order to seize the opportunity of the establishment of a pilot free trade zone and a free trade port with Chinese characteristics and the construction of an international tourism consumption hub in Hainan, and to give full play to the unique advantages of air transportation, the Company and the Transaction Parties intend to jointly establish Sanya International Airlines. The cooperation under this project will help the Company to further improve its strategic layout in southern China and enhance its comprehensive competitiveness. Meanwhile, Sanya International Airlines can make full use of the comprehensive and diversified resource advantages of the Company and other Transaction Parties to create high-quality aviation service products and build a boutique aviation brand in Hainan.

The specific cooperation project under the Cooperation Framework Agreement does not constitute a material asset restructuring under the Administrative Measures for the Material Asset Restructuring of Listed Companies (《上市公司重大資產重組管理辦法》) and will not have any significant impact on the financial condition of the Company, and will not jeopardize the interests of the shareholders of the Company, especially the interests of minority shareholders of the Company.

V.	REVIEW PROCEDURES REQUIRED

Juneyao Airlines is entitled to exercise or control the exercise of 10% or more of the voting power at the general meeting of the Company, and is therefore a substantial shareholder of the Company. Pursuant to Chapter 14A of the Hong Kong Listing Rules, Juneyao Airlines is a connected person of the Company, and the entering into a binding formal agreement (if any) for the specific cooperation project under the Cooperation Framework Agreement in the future will constitute a connected transaction of the Company. Upon the further determination of the specific cooperation matters, the Company will promptly proceed with the relevant approval procedures at the meeting of the board of directors and general meeting (if necessary) and disclose the relevant information in accordance with the relevant requirements of the Hong Kong Listing Rules and the articles of association of the Company. In the past 12 months, no connected transaction of the same or related nature has been entered into between the Company and Juneyao Airlines, or with other connected persons.

The Cooperation Framework Agreement is the guidance document for the cooperation among the Company and other Transaction Parties and is a framework and intentional agreement of the cooperation intentions and cooperation principles of the parties. The underlying cooperation or specific cooperation matters such as the relevant cooperation arrangement and rights and obligations stipulated under the Cooperation Framework Agreement are subject to further negotiations and agreement among the parties, and may be adjusted or improved. The implementation of the specific cooperation project under the Cooperation Framework Agreement is subject to the approval of the board of directors and general meeting (if necessary) of the Transaction Parties and relevant governmental regulatory authorities. Investors are advised to pay attention to the risks thereof.

By order of the Board CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian Company Secretary Shanghai, the People’s Republic of China 14 June 2020

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman), Tang Bing (Director), Wang Junjin (Director), Lin Wanli (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non-executive Director) and Yuan Jun (Employee Representative Director).